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                                                                 Exhibit 99-H


                                                                November 1995



                    DESCRIPTION OF THE MINNESOTA MUTUAL LIFE
                     INSURANCE COMPANY'S ISSUANCE, TRANSFER
                     AND REDEMPTION PROCEDURES FOR POLICIES
                        PURSUANT TO RULE 6e-2(b)(12)(II)


This document sets forth the administrative procedures established by The Minnesota Mutual Life Insurance Company ("Minnesota Mutual") in connection with the issuance of its Variable Adjustable Life Second Death insurance policy ("policy"), the transfer of assets held thereunder, and the redemption by policy owners of their interests in those policies.

I.   PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

     Persons wishing to purchase a policy must send a completed application to Minnesota Mutual at its home office. The minimum face amount Minnesota Mutual will issue on a policy is $200,000 and it requires an annual base premium on each policy of at least $600. The minimum plan of insurance at policy issue is a protection plan which has a level death benefit for a
     period of ten years.    If the younger insured's age at original issue is
     over age 70, the minimum plan of protection will be less than ten years, as described in the table below:

             Younger Insured's          Minimum Plan
                 Issue Age               (in years)
                 ---------               ----------
                    71                        9
                    72                        8
                    73                        7
                    74                        6
               75 or greater                  5

     Both insureds must be between age 20 and age 85 inclusive when the policy is issued. Before issuing any policy, Minnesota Mutual will require evidence of insurability


                                       -1-

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     satisfactory to it on both insureds, which in some cases will require a medical examination. Persons whom we evaluate as good mortality risks are offered the most favorable premium rates, while a higher premium is charged to persons with a greater mortality risk. Acceptance of an application is subject to Minnesota Mutual's underwriting rules and it reserves the right to reject an application for any reason.

     Guaranteed maximum cost of insurance charges will vary by the gender, age and risk class and smoking habits of each insured. Minnesota Mutual uses the male, female and unisex 1980 Commissioners Standard Ordinary Mortality Tables ("1980 CSO"), as appropriate. The unisex tables are used in circumstances where legal considerations require the elimination of gender-based distinctions in the calculation of mortality costs. Maximum cost of insurance charges are based on an assumption of mortality not greater than the mortality rates reflected in 1980 CSO Tables.

     In most cases, Minnesota Mutual intends to impose cost of insurance charges which are substantially lower than the maximum charges determined as described above. In addition to the factors governing maximum cost of insurance charges, actual charges will vary depending on the plan of insurance and any policy adjustments since issue.

     When the policy is issued, the face amount, premium, tabular cash values and a listing of any supplemental agreements are stated on the policy information pages of the policy form, page 1.

     A. PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

        Premiums for the policies will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each


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        owner pays a premium commensurate with the insureds' mortality risk as actuarially determined utilizing factors such as age, gender, health and occupation. A uniform premium for all insureds would discriminate unfairly in favor of those insureds representing greater risk.
        Although there will be no uniform premium for all insureds, there will be a single price for all insureds in a given risk classification.

        The policies will be offered and sold pursuant to established premium schedules and underwriting schedules in accordance with state insurance laws. The prospectus specifies premiums for specified illustrative ages. In addition, the premiums to be paid by the owner of a policy will be specified in the policy.

     B. APPLICATION AND INITIAL PREMIUM PROCESSING

        Upon receipt of a completed application from an applicant Minnesota Mutual will follow certain insurance underwriting (risk evaluation) procedures designed to determine whether the applicants are insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insureds before a determination can be made. A policy cannot be issued, i.e., physically issued through Minnesota Mutual's computerized issue system, until this underwriting procedure has been completed.

        These processing procedures are designed to provide immediate benefits to the prospective owner in connection with payment of the initial premium and will not dilute any benefit payable to any existing owner. Although a policy cannot be issued until after the underwriting process has been completed, the proposed insureds may receive immediate insurance coverage, if they prove to be insurable and have paid the first premium and are covered under the terms of a conditional insurance agreement.


                                       -3-

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        In accordance with industry practice, Minnesota Mutual will establish procedures to handle errors in initial and subsequent premium payments to refund overpayments and collect underpayments, except for de minimis amounts. If an application is accompanied by a check for all or at least one-twelfth of the annual premium and the application is accepted by Minnesota Mutual, the policy date will be the date the underwriting decision is made. The policy date is the date used to determine subsequent policy anniversaries and premium due dates. The issuance will take effect as of the policy date specified in the policy, except as altered by another agreement, e.g., the receipt and temporary life insurance agreement. If the application is accompanied by a check for all or at least one-twelfth of the annual premium, the insureds may be covered under the terms of a conditional insurance agreement until the policy date. If an application accepted by Minnesota Mutual is not accompanied by a check for the initial premium, the policy will be issued with a policy date which will normally be fifteen days after the date Minnesota Mutual's underwriters approve issuance of the policy. The initial plan premium must be received within 60 days after the issue date. If the premium is not paid or if the application is rejected, the policy will be cancelled and any partial premiums paid will be returned to the applicant. In a case where there is no paid premium, there will be no life insurance coverage provided. On delivery of the policy within the 60 day period following issue, the applicant may obtain a policy which has a policy date of the date when the home office receives the initial plan premium. In that case the applicant has to indicate to Minnesota Mutual his or her intention to obtain such a policy. This should be done on or before the payment of the first premium. As a result of a requested change, Policy pages with updated policy information and a policy date that reflects the date the first premium was received will be sent to the agent for delivery to the applicant. Under certain circumstances a policy may be issued where the applicant wishes to retain the original policy issue date. In such cases all premiums due between the


                                       -4-

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        issue date and the date of delivery must be paid on delivery in order for the original policy issue date to be retained.

        The policy date, assuming the payment of the first premium, marks the date on which benefits begin to vary in accordance with the investment performance of any selected sub-accounts of the Minnesota Mutual Variable Life Account. Premium payments may also be allocated to the guaranteed principal account. The policy date is also the date as of which the insurance ages of the proposed insureds are determined. It represents the first day of the policy year and therefore determines the policy anniversary and also the monthly dates. It also represents the commencement of the suicide and contestable periods for purposes of the policy.

        The owner of the policy must pay the initial premium within 60 days of the date of the policy. The first net premiums, namely premiums after the deduction of the charges assessed against premiums and nonrepeating premiums, are allocated to the guaranteed principal account or any sub-accounts of the Variable Life Account which will, in turn, invest in shares of the Portfolios of MIMLIC Series Fund, Inc.

        Net premiums are allocated to the guaranteed principal account or any one or more of the sub-accounts as selected by the owner on the application for the policy. The owner may change the allocation instructions for future premiums by giving a written request. A change will not take effect until it is recorded in the home office of Minnesota Mutual. The allocation to the guaranteed principal account or any sub-account, expressed in whole percentages, must be at least 10 percent of the net premium and preferably, in increments of 5 percent. Minnesota Mutual reserves the right to restrict the allocation of premium. In that case, no more than 50 percent of the net premium may be allocated to the guaranteed principal account. This


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        restriction will not apply when all of the premiums are being allocated to the guaranteed principal account as a conversion privilege.

        Minnesota Mutual also reserves the right to delay the allocation of net premiums to named sub-accounts. Such a delay will be for a period of 30 days after issuance of a policy or policy adjustment. If this right is exercised, net premiums will be allocated to the money market sub-account of the separate account until the end of that period.

     C. PREMIUM PROCESSING

        Twenty days before the premium due date, Minnesota Mutual will send a premium notice for the premium due to the owner's address on record. The amount of the net premium will depend upon such factors as the initial face amount, the plan of insurance, the age at issue, gender, risk classification and smoking status of each insured, and the additional benefits associated with the policy.

     D. REINSTATEMENT

        At any time within three years from the date of lapse, the owner may restore the policy to a premium paying status. Minnesota Mutual will require:

        (1) the owner's written request to reinstate the policy;

        (2) that the owner submits to Minnesota Mutual at its home office during the lifetime of both insureds, evidence satisfactory to it of the insurability of both insureds so that Minnesota Mutual may have time to act on the evidence during the lifetime of both insureds; and


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        (3) at Minnesota Mutual's option, a premium payment which is equal to all overdue premiums with interest at a rate not to exceed 6 percent per annum compounded annually and any policy loan in effect at the end of the grace period following the date of default with interest at a rate not exceeding 8 percent per annum compounded annually.

        This reinstatement provision is designed to comply with the insurance laws of a number of states.

        In order to assist an owner of a lapsed policy in making a considered judgment as to whether to reinstate, Minnesota Mutual may calculate the amount payable upon reinstatement and "freeze" the amount for up to 15 days.

        The reinstatement will take effect as of the date the required proof of insurability and payment of the reinstatement amount has been received by Minnesota Mutual at its home office.

        Minnesota Mutual will allocate the net premiums, namely premiums after the deduction of the charges assessed against premiums and nonrepeating premiums, to the guaranteed principal account or the sub-accounts of the Variable Life Account which, in turn, invest in Fund shares. The amount submitted by the owner is required to support the reinstated benefits.


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     E. REPAYMENT OF A POLICY LOAN

        If the policy is in force, a policy loan can be repaid in part or in full at any time before the second death. The loan may also be repaid within 60 days after the date of the second death, if Minnesota Mutual has not paid any of the benefits under the policy. Any loan repayment must be at least $100 unless the balance due is less than $100. Currently, Minnesota Mutual will waive this Minimum Loan Repayment Provision for loan repayments made under an automatic bank check plan if the loan repayment is in an amount of at least $25.

        Loan repayments are allocated to the guaranteed principal account until all loans from the guaranteed principal account have been repaid.

        Thereafter, loan repayments are allocated to the guaranteed principal account or the sub-accounts of the separate account as the policy owner may direct.

        In the absence of instructions from the policy owner, loan repayments will be allocated to the guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, to each sub-account in the proportion that the actual cash value in such sub-account bears to the actual cash value in all of the policy owner's sub-accounts.

        Loan repayments reduce the loan account by the amount of the loan repayment.


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 II. TRANSFER AMONG SUB-ACCOUNTS

     A separate account called the Minnesota Mutual Variable Life Account was established on October 21, 1985, by the Board of Trustees of Minnesota Mutual in accordance with certain provisions of the Minnesota insurance law. The Variable Life Account currently has ten sub-accounts to which policy owners may allocate premiums. Each sub-account invests in shares of a corresponding Portfolio of the MIMLIC Series Fund, Inc. (the "Fund").

     The amount of actual cash value to be transferred to or from a sub-account of the separate account or the guaranteed principal account must be at least $250. If the balance is less than $250, the entire actual cash value attributable to that sub-account or the guaranteed principal account must be transferred. If a transfer would reduce the actual cash value in the sub-account from which the transfer is to be made to less than $250 Minnesota Mutual reserves the right to include that remaining sub-account actual cash value in the amount transferred.

     The maximum amount of actual cash value to be transferred out of the guaranteed principal account to the sub-accounts of the separate account may be limited to 20 percent of the guaranteed principal account balance. Transfers to or from the guaranteed principal account may be limited to one such transfer per policy year.

     None of the foregoing restrictions will apply when all of the policy value is being transferred and when all of your premiums are being allocated to the guaranteed principal account as a conversion privilege.


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     Transfers from the guaranteed principal account must be made by a written request. It must be received by Minnesota Mutual or postmarked in the 30-day period before or after the last day of the policy year. Written requests for transfers which meet these conditions will be effective after they are approved and recorded at the home office. Currently, these restrictions are being waived.

III. "REDEMPTION" PROCEDURES:

     SURRENDER AND RELATED TRANSACTIONS

     A. REQUEST FOR SURRENDER VALUE

        Until the second death, Minnesota Mutual will pay the surrender value of the policy to the policy owner upon written request. On surrender, the surrender value of the policy is the actual cash value minus unpaid policy charges which are assessed against the actual cash value. The determination of the surrender value is made as of the end of the valuation period during which the surrender request is received at the home office. The policy may be surrendered by sending the policy and a written request for its surrender to Minnesota Mutual. The owner may request that the surrender value be paid in cash or, as an alternative, the owner may request that the surrender value be applied on a settlement option as described in the policy or to provide extended term insurance.

        A partial surrender of the actual cash value of the policy is also permitted in any amount of $500 or more. In addition, the amount of a partial surrender may not exceed the amount available as a policy loan. With the Cash Option death benefit, if the Policy is not paid-up, the face amount of the policy will be reduced by the amount


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        of the partial surrender.  If the Policy is paid-up, the death benefit is reduced so as to retain the same ratio between the policy value and the death benefit of the Policy as existed prior to the partial surrender. With the Protection Option death benefit, the face amount of the Policy is not changed by the amount of the partial surrender. However, if the Policy is not paid-up, the death benefit of the Policy is reduced by the amount of the partial surrender; if the Policy is paid-up, the death benefit of the Policy is reduced so as to retain the ratio between the policy value and the death benefit of the Policy as existed prior to the partial surrender.


        On a partial surrender, the owner may tell Minnesota Mutual which sub-accounts of the actual cash value of the policy should be reduced or whether it is to be taken in whole or in part from the guaranteed principal account. If the owner does not, partial surrenders will be deducted from the guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, from each sub-account in the proportion that the actual cash value in such sub-account bears to the actual cash value in all of the sub-accounts.

        Payment of a surrender or a partial surrender will be made as soon as possible, but not later than seven days after the receipt of a completed written request for surrender. However, if any portion of the actual cash value to be surrendered is attributable to a premium or nonrepeating premium payment made by non-guaranteed funds such as a personal check, Minnesota Mutual will delay mailing that portion of the surrender proceeds until it has reasonable assurance that the payment has cleared and that good payment has been collected. The amount the owner receives on the surrender may be more or less than the total of premiums paid to the policy.


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     B. DEATH CLAIMS

        Minnesota Mutual will pay a death benefit to the beneficiary within seven days after receipt at its home office of due proof of the second death and on completion of all other requirements necessary to make payment. In addition, payment of the death benefit is subject to the provisions of the policy regarding suicide and incontestability.

        The death benefit provided by the policy depends upon the death benefit option chosen by the owner. The owner may choose one of two available death benefit options -- the Cash Option or the Protection Option. If the owner fails to make an election, the Cash Option will be in effect. The scheduled premium for a policy is the same no matter which death benefit option is chosen.

        Under the Cash Option, the death benefit will be the current face amount at the time of the second death. The death benefit will not vary unless the policy value exceeds the net single premium for the current face amount.

        Under the Protection Option, the death benefit will vary and will be the policy value, plus the larger of:

        (1) the then current face amount; and

        (2) the amount of insurance which could be purchased using the policy value as a net single premium.

        The Protection Option is only available until the policy anniversary nearest the younger insured's age 70. At the policy anniversary nearest the younger insured's


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        age 70, the Protection Option death benefit is automatically converted to the Cash Option death benefit. At that time, Minnesota Mutual will automatically adjust the policy, and adjust the face amount to equal the death benefit immediately preceding the adjustment.

        As noted, the death benefit under the Cash Option does not vary from the policy's face amount until the policy value exceeds the net single premium for the current face amount. Once paid-up, the death benefit under the Cash Option is the greater of the face amount of the policy when it became paid-up or the amount of insurance which could be purchased at the date of the second death by using the policy value as a net single premium based upon the policy assumptions. The two assumptions we use in computing the additional amount of insurance are an interest rate assumption of 4 percent per year and an assumption of mortality based upon the 1980 Commissioners Standard Ordinary Mortality Tables.

        A policy is paid-up when no additional premiums are required to provide the face amount of insurance. Minnesota Mutual may or may not accept additional premiums. When a policy becomes paid-up, the policy value will then equal or exceed the net single premium needed to purchase an amount of insurance equal to the face amount of the policy. However, its actual cash value will continue to vary daily to reflect the investment experience of the Variable Life Account and any interest credited as a result of a policy loan. Once a policy becomes paid-up, it will always retain its paid-up status regardless of any subsequent decrease in its policy value. However, on a paid-up policy with indebtedness, where the actual cash value decreases to zero, a loan repayment may be required to keep the policy in force.


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        The owner may elect to have the death benefit option changed while the policy is in force by filing a written request at the home office. Minnesota Mutual may require that the owner provide satisfactory evidence of the insurability of both insureds before a change to the Protection Option is made. The change will take effect when it is approved and recorded in the home office.

        The amount payable as death proceeds upon the second death will be the death benefit provided by the policy, plus any additional insurance provided by an additional benefit agreement, if any, minus any policy charges and minus any policy loans. In addition, if the Cash Option death benefit is in effect at the second death Minnesota Mutual will pay to the beneficiary any part of a paid premium that covers the period from the end of the policy month in which the second death occurs to the date to which premiums are paid.

        The death benefit is determined on each monthly policy anniversary and as of the date of the second death.

        Interest on single sum death proceeds will be paid from the date of the second death until the date of payment. Interest will be at an annual rate determined by Minnesota Mutual, but never less than 3 percent.

        Proceeds of the policy may be paid in other than a single sum. The owner, before the second death, may request that the proceeds be paid under one of the policy settlement options as described in the policy. Minnesota Mutual may also use any other method of payment that is agreeable both to the owner and it. A settlement option may be selected only if the payments are to be made to a natural person in that person's own right. Each settlement option is payable in fixed amounts as described

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        in the policy.  The payments do not vary with the investment performance of the Variable Life Account.

     C. DEFAULT AND OPTIONS ON LAPSE

        A policy may lapse in one of two ways: (1) if a scheduled premium is not paid, or (2) if there is no actual cash value when there is a policy loan.

        As a scheduled premium policy, the policy will lapse if a premium is not paid on or before the date it is due or within the 31-day grace period provided by the policy. The owner may pay that premium during the 31-day period immediately following the premium due date. The premium payment, however, must be received in Minnesota Mutual's home office within the 31-day grace period. The insurance will continue during this 31-day period. If the second death occurs during the 31-day grace period, we will deduct a premium for the 31-day grace period from the death proceeds.

        If a policy covers an insured in a sub-standard risk class, the portion of the scheduled premium equal to the charge for such risk will continue to be payable notwithstanding the adjustment to a stop premium mode. As with any scheduled premium, failure to pay the premium for the sub-standard risk within the grace period provided will cause the policy to lapse.

        If scheduled premiums are paid on or before the dates they are due or within the grace period, absent any policy loans, the policy will remain in force even if the investment results of the sub-accounts have been so unfavorable that the actual cash value has decreased to zero. However, should the actual cash value decrease to zero

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        while there is an outstanding policy loan the policy will lapse, even if the policy was paid-up and all scheduled premiums have been paid.

        If the policy lapses because not all scheduled premiums have been paid or if a policy with a policy loan has no actual cash value, Minnesota Mutual will send the owner a notice of default that will indicate the payment required to keep the policy in force on a premium paying basis. If the payment is not received within 31 days after the date of mailing the notice of default, the policy will terminate or the nonforfeiture benefits will apply.

        If at the time of any lapse a policy has a surrender value, that is, an amount remaining after subtracting from the actual cash value all unpaid policy charges, it will be used to purchase extended term insurance. As an alternative to the extended term insurance, the owner may have the surrender value paid to the owner in a single sum payment, thereby terminating the policy. Unless the owner requests a single sum payment of the surrender value within 62 days of the date of the first unpaid premium, it will be applied to purchase extended term insurance payable at the second death.

        The duration of the extended term benefit is determined by applying the surrender value of the policy as of the end of the grace period as a net single premium to buy fixed benefit term insurance. The extended term benefit is not provided through the Variable Life Account and the death benefit will not vary during the extended term insurance period. The amount of this insurance will be equal to the face amount of the policy, less the amount of any policy loans at the date of lapse. During the extended term period a policy has a surrender value equal to the reserve for the insurance coverage for the remaining extended term period. At the end of the

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        extended term period all insurance provided by the policy will terminate and the policy will have no further value.

     D. LOANS

        The policy provides that an owner may make a loan at anytime a loan value is available. The owner may borrow from Minnesota Mutual using only the policy as the security for the loan. The total amount of the loan may not exceed 90 percent of the policy value. The policy value is the actual cash value of the policy plus any policy loan. Any policy loan paid to the owner in cash must be in an amount of at least $100. Policy loans in smaller amounts are allowed under the automatic premium loan provision. Interest will be charged on the loan in arrears. At the owner's request Minnesota Mutual will send a loan request form for the signature of the owner. The policy value will be determined as of the date the owner's written request is received at the home office.

        When a loan is taken, the actual cash value will be reduced by the amount borrowed and any unpaid interest. Unless the policy owner directs otherwise, the policy loan will be taken from a policy's guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, from each sub-account in the proportion that the actual cash value in such sub-account bears to the policy's actual cash value in all of the sub-accounts.

        The number of units to be cancelled will be based upon the value of the units as of the end of the valuation period during which Minnesota Mutual receives the loan

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        requests at its home office.  This amount shall be transferred to
        Minnesota Mutual's general account. It will continue to be part of the policy in the general account.

        The actual cash value of a policy may decrease between premium due dates. If a policy has indebtedness and no actual cash value, the policy will lapse. In this event, to keep a policy in force, the owner will have to make a loan repayment. Minnesota Mutual will give the owner notice of its intent to terminate the policy and notice of the amount of the loan repayment required to keep the policy in force. The time for repayment will be within 31 days after Minnesota Mutual's mailing of the notice.

        The interest rate on a policy loan will not be more than the rate shown on page 1 of the policy. The interest rate charged on a policy loan will not be more than that permitted in the state in which the policy is delivered.

        Policy loan interest is due on the date of the second death, on a policy adjustment, surrender, lapse, a policy loan transaction and on each policy anniversary. If the owner does not pay the interest on the loan in cash, the policy loan will be increased and the actual cash value will be reduced by the amount of the unpaid interest. The new loan will be subject to the same rate of interest as the loan in effect.

        Interest is also credited to the policy when there is a policy loan. Interest credits on a policy loan shall be at a rate which is not less than the policy loan interest rate minus 2 percent per annum. Policy loan interest credits are allocated to the actual cash value as of the date of the second death, on a policy adjustment, surrender, lapse, a policy loan transaction and on each policy anniversary. Policy loan interest credits are allocated to the guaranteed principal account and separate account following the policy owner's instructions. Minnesota Mutual will use the instructions for the

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        allocation of net premiums.  In the absence of such instructions, this amount will be allocated to the guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, to each sub-account in the proportion that the actual cash value in such sub-account bears to the policy's actual cash value in all of the sub-accounts.

        Policy loans may also be used as automatic premium loans to keep a policy in force. If the owner has asked for this service in the application, or if the policy owner writes and asks for this service after the policy has been issued, Minnesota Mutual will make automatic premium loans. The policy owner can also write at any time and ask to delete this service. If the policy owner has this service and has not paid the premium due that is due before the end of the grace period, a policy loan will be made to pay the premium. Interest on such a policy loan is charged from the date the premium was due. However, in order for an automatic premium loan to occur, the amount available for a loan must be enough to pay at least a quarterly premium. If the loan value is not enough to pay at least a quarterly premium, the policy will lapse.

        A policy loan has no immediate effect on policy value since at the time of the loan the policy value is the sum of the actual cash value and any policy loan.

        A policy loan, whether or not it is repaid, will have a permanent effect on the policy value because the investment results of the sub-accounts of the Variable Life Account will apply only to the amount remaining in the sub-accounts. The effect could be either positive or negative. If net investment results of the sub-accounts of the Variable Life Account are greater than the amount being credited on the loan, the

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        policy value will not increase as rapidly as it would have if no loan had been made. If investment results of the sub-accounts are less than the amount being credited on the loan, the policy value will be greater than if no loan had been made.

        The guaranteed minimum death benefit is not affected by policy debt if premiums are duly paid. However, on settlement, the amount of any policy debt is subtracted from the insurance amount.